

June 19, 2014

<u>Via E-mail</u>
Denis K. Isono
Executive Vice President and Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813

> **Re:** **Central Pacific Financial Corp.**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response filed May 22, 2014**
> **File No. 001-31567**

Dear Mr. Isono:

We have reviewed your response to our May 8, 2014 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

<u>Critical Accounting Policies and Use of Estimates</u>

<u>Allowance for Loan and Lease Losses, page 34</u>

1. Please refer to the response to comment 1 of our May 8, 2014 letter. The comment was intended to elicit more transparency surrounding how you segment your loan portfolio and the categories therein for purposes of measuring impairment, particularly as that segmentation applies to the general allowance component of the allowance for loan and lease losses. The response appears to be consistent with what you have disclosed and; considering the significance of these estimates to your financial condition, results of

operations, it appears overly abbreviated. Please tell us and revise future filings to address the following:

- Please provide a more detailed discussion of how you segment the categories of the portfolio for purposes of determining the general allowance component of the allowance for loan losses. Your revisions should qualitatively and quantitatively clarify how you segmented the loan categories into homogeneous groups and how you identify and measure underlying losses of each segment.

- Please provide the loss experience used to measure the losses in each of the segments of your loan portfolio for each period presented and discuss changes between periods. Discuss, to the extent applicable, how the loss experience is weighted.

- Please provide quantification of the environmental or qualitative loss factors recorded in each segment of each loan category from the methodology used to develop the general component of the allowance for loan losses.

- Please discuss the specific nature of the loss factors considered in developing the "unallocated" component of the reserve and quantify the amount allocated to each of the factors. Discuss why the environmental or qualitative factors used to determine the general component of the allowance for loan and leases do not capture these loss factors.

Provision and Allowance for Loan and Lease Losses, page 50

2. Please refer to the response to comment 10 of our May 8, 2014 letter. Tell us and revise future filing to address the following:

- Please explain why you believe a rolling four or eight quarter period is an appropriate time period to use in determining the related losses. Provide a discussion that enables a reader to understand why shorter loss experience periods do not appear to have captured the improvement in your credit quality factors over the periods presented such that you have continually reversed portions of the allowance into income over the last three fiscal years rather than recognizing a provision for loan losses.

- Please provide a discussion of the external proxies that were used prior to the first quarter of 2014, including the source from which you obtained them, how you determined that they were reasonable and applicable to your portfolio and the segments of the loan categories to which they were applied.

- Please provide a discussion of why actual historical loss factors were not used prior to the first quarter of 2014.

3. Please refer to the response to comment 11 of our May 8, 2014 letter. The response appears to repeat information that is disclosed in your Form 10-K and related documents. The purpose of the comment was to obtain disclosures that explains to a reader why the improvements noted in your disclosures and the response do not appear to have been captured in the methodology you use to determine the appropriateness of the allowance for loan and lease losses such that you continually reverse portions of the allowance into income. These reversals contributed approximately 19%, 40% and 111% to pre-tax income in 2013, 2012 and 2011, respectively. Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality between periods since your methodology does not appear to capture the apparent improvement in credit quality in your loan portfolio, resulting in a net credit to the loan loss provision in each period presented for the last three fiscal years and an increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets. Please also tell us why you believe your allowance for loan losses was directionally consistent considering noted asset quality improvements and why you believe your allowance for loan losses were appropriate for these periods.

4. See our comments above on providing the loss factors used in each loan segment in each loan category for each period presented and provide us a schedule that compares each of those factors to the actual losses in each of the segments.

5. You stated in your response to our comments that a rolling four or eight quarter period is an appropriate time period to use in determining the related losses. Since your average charge-offs for real estate mortgage residential have been $1.37 million over the last two years please tell us why an ALLL of $28.4 million or almost 21 times the average charge-offs over the last two years is appropriate for your residential real estate loans at December 31, 2013. In your response, please also address why an ALLL of almost 21 times the average charge-offs is appropriate for your residential real estate loans in light of your disclosure on page 32 that market conditions improved in Hawaii in 2013.

Financial Statements and Supplementary Data, page 66

6. Please refer to the response to comment 13 of our May 8, 2014 letter. Please tell us and revise future filings to address the following:

- Please discuss why third-party market data was determined to be more indicative of the appropriate loss factors to use in many segments of the loan portfolio, identifying those segments, than your actual loss experience, particularly given that using the data resulted in a credit to the provision for loan and lease losses in the fourth quarter of 2013.

- Please explain in greater detail why using a look back period of six years is appropriate given that you state elsewhere in the response letter that current date is more relevant in predicting probable loss.

Denis K. Isono
Central Pacific Financial Corp.
June 19, 2014
Page 4

       You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202)551-3454 or Mark Webb at (202)551-3698 with any other questions.

                                        Sincerely,

                                        /s/ Gus Rodriguez

                                        Gus Rodriguez
                                        Accounting Branch Chief